FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May 2012

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. (the "Company") dated May 11, 2012, announcing the date for the Company's 2012 Annual General Meeting of Shareholders and the resignation of two members of its Board of Directors.

EXHIBIT 1

SEANERGY MARITIME HOLDINGS CORP. ANNOUNCES
DATE FOR THE 2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS

May 11, 2012 - Athens Greece – Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIP) announced today that the Annual General Meeting of Shareholders will be held at the Company's executive offices at 1-3 Patriarchou Grigoriou street, 16674 Glyfada, Athens, Greece, on July 25, 2012 at 6:00 p.m. local time. Shareholders of the Company as of the close of business on June 18, 2012, the record date, will be entitled to vote at the annual meeting or any adjournments or postponements thereof.

The Company also announced today that two members of the Board of Directors (the "Board"), Mr. George Taniskidis and Mr. Dimitris Panagiotopoulos, have resigned from their respective positions due to other professional commitments. The Board thanks them for their valuable contribution to the Company and wishes them the best on all their future endeavors.

Following the resignations of Mr. Taniskidis and Mr. Panagiotopoulos, the Board now consists of five members.

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. The Company's current fleet consists of 19 drybulk carriers (four Capesize, three Panamax, two Supramax and ten Handysize vessels) with a total carrying capacity of approximately 1,256,962 dwt and an average fleet age of 13.8 years.

The Company's common stock trades on the NASDAQ Global Market under the symbol "SHIP".

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of Securities and Exchange Commission ("SEC") and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:
Seanergy Maritime Holdings Corp.
Dale Ploughman - Chairman & Chief Executive Officer
Christina Anagnostara - Chief Financial Officer
Tel: (011) +30 213 0181507
E-mail: ir@seanergymaritime.com
E-mail: info@seanergymaritime.com.gr

Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com
E-mail: seanergy@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP.
(Registrant)

	/s/	Dale Ploughman
	By:	Dale Ploughman
Chief Executive Officer

Dated: May 11th, 2012